10-3-94                   General Reporting Rules                      2018-E
                                 UNITED STATES                   OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0058
                           Washington, D.C. 20549
                                                      Estimated average burden
                                               Hours per response..........2.50
                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

     (Check  One):[X]  Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
               [ ] Form N-SAR

     For  Period  Ended:
     [ X] Transition  Report on Form 10-K
     [ ]  Transition  Report on Form 20-F
     [ ]  Transition  Report on Form 11-K
     [ ]  Transition  Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:                 December 31, 1997
                                                  -----------------------------

     Read  Instruction  (on back page) Before  Preparing  Form.  Please Print or
Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

Thermo-Mizer Environmental Corp.
Full Name of Registrant


Former Name if Applicable

960 East Hazelwood Avenue
Address of Principal Executive Office (Street and Number)

Rahway, New Jersey 07065
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[  X  ]  (b)  The  subject  annual  report,  semi-annual
                           report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The change in management as a result of the acquisition of Laminaire Corporation in October 1997 and the change in fiscal year has delayed the completion of the audit.





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PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.      (212)                      448-1100
                  (Name)            (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   x Yes No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   See Exhibit A


                                         Thermo-Mizer Environmental Corp.
                               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 31, 1998                        By         /s/ Jon J. Darcy
    ---------------------------------           -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                                                GENERAL INSTRUCTION

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.




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                                                     EXHIBIT A


         Thermo-Mizer Environmental Corp. has not recorded any unusual or nonrecurring last quarter entries or engaged in transactions that are inconsistent with the amounts and disclosures reported in its preceding quarterly report on Form 10-QSB except for:


Amortization of discount associated with financings (1)                         $750,000
Increase in bad debt provision (2)                                                  20,000
Rent accrual (3)                                                                    28,018
Write-off of spare parts (2)                                                        33,400
                                                                                ----------

Total                                                                           $831,418


(1) This charge, all of which relates to the quarter ended December 31, 1997, represents the portion of financings attributable to the beneficial conversion features in such financings. We understand that the SEC has taken the position that the discount attributable to such beneficial conversion feature should be amortized from the date that the security is issued to the date that it becomes convertible.

(2) Those charges represent routine changes in estimate that occur each quarter.

(3) This accrual covers the remaining lease term of the Ridgefield lease. The Company relocated to Rahway following the acquisition of Laminaire Corporation, thereby vacating the Ridgefield building.


         The results of operations for the six months ended December 31, 1997 are not comparable to the results of operations for the six months ended December 31, 1996 for the following reasons:

         (1) the results of operations for the six months ended December 31, 1997 include the operations of Laminaire Corporation for the period following October 16, 1997, and

     (2) the results of operations for the six months ended December 31, 1996 were significantly affected by two major contracts.






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